UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

November 22, 2016
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(949) 417-6500
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1        Fundamental Changes
Termination of Purchase Option Agreement
Our board of directors and Cottonwood Residential O.P., LP have elected to terminate the Purchase Option Agreement between our operating partnership and Cottonwood Residential O.P., LP (Exhibit 6.7 to our offering circular). The termination is effective as of November 15, 2016. As a result, Cottonwood Residential O.P., LP will no longer have the rights granted under the Purchase Option Agreement.
Change in Re-Allowance of Managing Broker-Dealer Fee
We, our sponsor and our managing broker-dealer agreed that the managing broker-dealer fee would be 3.2% and that 1.3% would be re-allowed to certain wholesalers. The offering circular and the managing broker-dealer agreement incorrectly provided that the managing broker-dealer fee would be 3% and that 1% would be re-allowed to certain wholesalers. We, our sponsor and our managing broker-dealer have entered into an amendment to the managing broker-dealer agreement to reflect the higher managing broker-dealer fee and the higher re-allowance of 1.3% to certain wholesalers. The total managing broker-dealer fee, based on the sale of the maximum offering amount, will increase to 1,600,000. The total wholesaler fees, based on the sale of the maximum offering amount, will increase to $650,000.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COTTONWOOD MULTIFAMILY REIT I, INC.

By:  /s/     Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer
Dated: November 22, 2016